                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           CONTROL DATA SYSTEMS, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   21238F 10 6
                        --------------------------------
                                 (CUSIP Number)

                                William M. Kelly
                      Vice President, Business Development
                               and General Counsel
                             Silicon Graphics, Inc.
                         2011 North Shoreline Boulevard
                          Mountain View, CA  94043-1389
                                 (415) 960-1980
- -------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                February 22, 1994
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting persons: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                              Page 2 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 21238F 10 6
          -----------
- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Silicon Graphics, Inc.                   I.R.S. No. 94-2789662
- -------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                            (b) / /
- -------------------------------------------------------------------------------

3    SEC USE ONLY
- -------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     WC
- -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
- -------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Silicon Graphics, Inc. is a Delaware corporation
- -------------------------------------------------------------------------------

                         7    SOLE VOTING POWER
NUMBER OF
                              1,185,224
SHARES                   ------------------------------------------------------

BENEFICIALLY OWNED       8    SHARED VOTING POWER

BY EACH                       0
                         ------------------------------------------------------
REPORTING
                         9    SOLE DISPOSITIVE POWER
PERSON
                              1,185,224
WITH                     ------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

                              0
- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,185,224
- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/
- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.67%
- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     CO
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 3 of 12 Pages

This Amendment No. 1 amends and restates the statement on Schedule 13D dated August 19, 1992 filed by Silicon Graphics, Inc. relating to the common stock of Control Data Systems, Inc. ("Control Data"). Capitalized terms used herein without definition have the meanings ascribed to those terms in the initial filing.

ITEM 1:   SECURITY AND ISSUER.

     The title of the class of securities to which this Schedule 13D relates is common stock, $0.01 par value per share (the "Common Stock") of Control Data Systems, Inc., a Delaware corporation ("Control Data"). The principal executive offices of Control Data are located at 4201 Lexington Avenue North, Arden Hills, Minnesota 55126.

ITEM 2:   IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of Silicon Graphics, Inc., a Delaware corporation ("SGI"), with its principal executive office at 2011 North Shoreline Boulevard, Mountain View, California 94039. SGI designs, manufactures, markets and distributes visual computing systems. Through its wholly-owned subsidiary, MIPS Technologies, Inc. ("MIPS"), SGI licenses RISC microprocessor designs for the manufacturing and sale of microprocessors by third-party semiconductor foundries.

     The attached Schedule I is a list of the executive officers and directors of SGI, which is incorporated herein by this reference. Such list contains the following information with respect to each such person:

          (a)  Name;
          (b)  Business Address;
          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
          (d)  Citizenship.

     During the last five years, neither SGI nor, to the best of SGI's knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Stock Purchase Agreement dated July 31, 1992 by and between Control Data and SGI (the "Purchase Agreement"), SGI purchased from Control Data 1,185,224 shares of newly issued Common Stock on August 10, 1992 for $14,444,444 in cash. SGI funded the payment of the purchase price through internally generated working capital.

ITEM 4:   PURPOSE OF TRANSACTION.

     SGI acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes. In addition, the Purchase Agreement provided that SGI and Control Data would use their best reasonable efforts to amend or restate the OEM Agreement between SGI and Control Data's predecessor, Ceridian Corporation ("Ceridian"), pursuant to which Control Data purchased computer

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                                                              Page 4 of 12 Pages

workstations from SGI for remarketing by Control Data as part of its product line. In addition, SGI and Control Data agreed to enter into a technology development agreement with respect to Control Data's technology and development activities related to certain SGI/MIPS products. Furthermore, Control Data agreed that, for two years from the date of the Purchase Agreement, the workstation products it markets would be based primarily and principally on the MIPS/ARC RISC technology.

     In 1992, pursuant to the Purchase Agreement, Control Data increased the size of its board of directors from six to seven members, and appointed Mark W. Perry, then a senior executive of SGI, to fill the resulting vacancy. The Purchase Agreement originally provided that so long as SGI held at least five percent of the total voting power of Control Data, Control Data would nominate and use its best efforts to cause the election to Control Data's board of directors of a nominee designated by SGI, reasonably acceptable to Control Data and who would not cause SGI and Control Data to violate Section 8 of the Clayton Act. Mr. Perry has advised SGI and Control Data of his intention not to stand for re-election as a director of Control Data at the next annual meeting of stockholders. SGI has agreed to relinquish its right under the Purchase Agreement to designate a nominee for election to the Control Data board of directors.

     SGI has agreed, pursuant to the Purchase Agreement, to a number of limitations on its actions, including limitations on its ability to acquire additional shares of voting stock of Control Data ("Voting Stock"), to vote its shares of Voting Stock and to sell its Voting Stock. See Item 6 below for a summary of some of these limitations, and the Purchase Agreement itself, attached as Exhibit A.

     SGI intends to review, from time to time, Control Data's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, SGI may consider from time to time alternative courses of action, as permitted by the Purchase Agreement. Such actions may include, to the extent permitted by the Purchase Agreement and subject to compliance with applicable laws and receipt of any necessary regulatory approvals, the acquisition of additional Voting Stock through open market purchases, privately negotiated transactions or otherwise. Alternatively, and subject to the terms of the Purchase Agreement, such actions may involve the sale of all or a portion of the shares to which this Schedule 13D relates in the open market, in privately negotiated transactions, through public offerings or otherwise.

     Except as set forth above and except as contemplated by the Purchase Agreement, neither SGI nor, to the best of its knowledge, any of the persons named on Schedule I has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER.

     As of the date of this amendment, SGI beneficially owns 1,185,224 shares of Control Data's Common Stock, or 8.67% of the total shares issued and outstanding at January 25, 1994. SGI has sole power to vote and dispose of all such shares. SGI does not have shared voting or dispositive power with respect to any of Control Data's Common Stock. Mark W. Perry, a director of SGI, is the beneficial owner of an option to purchase 8,333 shares of Control Data's common stock. To the best of SGI's knowledge, no person named on Schedule I is the beneficial owner of any of Control Data's Common Stock. Neither SGI nor, to the best of SGI's knowledge, any person named on Schedule I has effected any transaction in Control Data's Common Stock during the past 60 days.

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                                                              Page 5 of 12 Pages
ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Purchase Agreement, incorporated herein by reference to Exhibit A to the Schedule 13D dated August 19, 1992, contains a number of agreements and restrictions relating to the Voting Stock of Control Data. These agreements and restrictions are summarized below. This summary does not purport to be complete, however, and it is subject to, and qualified in its entirety by reference to, all the provisions of the Purchase Agreement.

     During the term of the Purchase Agreement, SGI will not acquire, or offer or agree to acquire, beneficial ownership of any Voting Stock (or rights to acquire Voting Stock) if the effect of such acquisition would be to increase the number of shares of such Voting Stock (or rights to acquire shares of such Voting Stock) held by SGI to more than 10 percent of the then-outstanding Voting Stock. This permitted percentage will be reduced to match SGI's ownership level of Voting Stock after certain dispositions of such stock by SGI.

     Notwithstanding the foregoing, SGI has, under the Purchase Agreement, certain rights to acquire additional Voting Stock of Control Data, either from Control Data or in the open market, if SGI's percentage interests in Control Data's Voting Stock is reduced as a result of the issuance of additional shares of Voting Stock by Control Data. Furthermore, SGI is not obligated to dispose of any Voting Stock if its percentage ownership is increased as a result of a recapitalization or repurchase of securities by Control Data.

     The Purchase Agreement also provides that, during its term, all Control Data Voting Stock owned by SGI must be voted for management's nominees to Control Data's board of directors, and proportionately with Control Data's other stockholders on most other matters. SGI is, however, free to vote its shares of Voting Stock as it chooses on certain fundamental matters affecting Control Data or SGI's investment therein. During the term of the Purchase Agreement, SGI may not in general (i) subject any of its shares of Voting Stock to any trust or other arrangement with respect to voting such shares, (ii) solicit proxies or participate in an election contest with respect to Control Data or its Voting Stock, or (iii) act in concert with others for the purpose of acquiring, holding or disposing Control Data Voting Stock.

     The restrictions on SGI described above, including the limitation on the amount of Control Data Voting Stock SGI may hold, terminate: (a) if a person or group (other than an employee benefit plan of Control Data) holds or has the right to acquire more than 33% of Control Data's then-outstanding Voting Stock,
(b) if a person or group makes a tender offer which would result in its owning or having the right to acquire 40% or more of Control Data's then-outstanding Voting Stock, or (c) after July 31, 2002.

     As discussed above under Item 4, the Purchase Agreement contains certain agreements between SGI and Control Data regarding their commercial and technology relationships. Control Data has also agreed to indemnify SGI against any liability asserted against SGI solely by reason of its stockholdings in Control Data with respect to any liability of Control Data under any environmental laws. Control Data has also agreed to give SGI certain notices regarding substantial issuances of Voting Stock by Control Data, acquisitions of Voting Stock by third parties, and the like.

     During the term of the Purchase Agreement, SGI is not permitted to sell or transfer any Control Data Voting Stock except: (i) to Control Data or any person or group approved by Control Data; (ii) to a corporation controlled by SGI;
(iii) pursuant to a registered public offering under the Securities Act of 1933 which is structured to avoid ten percent or more of the total Voting Stock being transferred to a single person or group; (iv) pursuant to a rights offering or dividend or other

                                                              Page 6 of 12 Pages

distribution to SGI's shareholders; (v) pursuant to Rule 144 under the Securities Act; (vi) in response to an offer by or on behalf of Control Data from a person or group not opposed by Control Data; (vii) pursuant to a bona fide pledge agreement; (viii) pursuant to certain business combinations involv-ing Control Data; (ix) pursuant to the liquidation of Control Data; (x) subject to Control Data's right of first refusal, in response to any other offer that would result in a person or group owning or having the right to acquire more than 40% of Control Data's then-outstanding Voting Stock, or (xi) subject to Control Data's right of first refusal, in any other transaction so long as such transaction does not result in any single person or group acquiring or having the right to acquire ten percent of more of Control Data's then-outstanding Voting Stock. In addition, Control Data may repurchase all shares of its Common Stock held by SGI upon a liquidation or change of control (as defined in the Purchase Agreement) of SGI.

     The Purchase Agreement also provides SGI with the right to demand registration (at SGI's expense) of the Common Stock it holds, such rights being exercisable with regard to a portion the SGI's shares commencing twelve months after the date of the Purchase Agreement and increasing to all shares held by SGI during the succeeding twelve months. Notwithstanding the foregoing, if during such twenty-four month period Control Data evidences a clear intention no longer to market hardware products primarily and principally based on MIPS/ARC RISC technology, SGI will have the immediate right to demand registration of all its shares at Control Data's expense. SGI's demand registration rights are exercisable on no more than three separate occasions, and not more often than once during any six-month period. SGI is also entitled to include shares in any registered offering of Common Stock to the public by Control Data, subject to cut-back or total exclusion if such inclusion would, in the good faith judgment of the underwriter for such offering, adversely affect the marketing of the offering.

     The Purchase Agreement terminates on July 31, 2002, although SGI's registration rights survive such termination. In addition, either party may terminate the Purchase Agreement sooner if SGI owns less than 5 percent of the Control Data Voting Stock then outstanding, although the limit on SGI's acquisition of more than 10% of Control Data's Voting Stock will survive such a termination by SGI for one year, unless SGI's percentage decrease was caused solely by reason of dilution resulting from other issuances by Control Data.
SGI may also terminate the Purchase Agreement if there are certain specified changes in the composition of Control Data's board of directors as the result of an election contest, although SGI's registration rights also survive such a termination. Finally, either party may terminate its obligations under the Purchase Agreement following a default by the other party, although again SGI's registration rights survive such a termination.

ITEM 7:   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:     Stock Purchase Agreement dated July 31, 1992 by and between
               Silicon Graphics, Inc. and Control Data Systems, Inc.*

Exhibit B:     Letter agreement dated February 17, 1994 between Silicon
               Graphics, Inc. and Control Data Systems, Inc.


- ---------------------
* Incorporated by reference to Schedule 13D dated August 19, 1992 filed by Silicon Graphics, Inc. with the Securities and Exchange Commission.

                                                              Page 7 of 12 Pages
                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 1994

                                   SILICON GRAPHICS, INC.



                                   By:  /s/ William M. Kelly
                                      -------------------------------------
                                      William M. Kelly
                                      Vice President, Business Development,
                                      General Counsel and Secretary

                                                              Page 8 of 12 Pages

                                   SCHEDULE I

     Set forth below are the names, positions, business addresses and principal occupations of each executive officer and director of Silicon Graphics, Inc. Each of the persons named below is a citizen of the United States of America, except for Mr. Bishop, who is a citizen of Australia, and Mr. Ramsay, who is a citizen of the United Kingdom.

                                           BUSINESS ADDRESS AND PRINCIPAL
               NAME                          OCCUPATION OR EMPLOYMENT
- ------------------------------       ------------------------------------------

Robert R. Bishop                     Silicon Graphics, Inc.
President, Silicon Graphics          2011 North Shoreline Boulevard
World Trade Corporation, and         Mountain View, California  94043-1389
Director

Allen F. Jacobson                    Former Chairman of the Board &
Director                              Chief Executive Officer
                                     3M Corporation
                                     3050 Minnesota World Trade Center
                                     30 Seventh Street East
                                     St. Paul, Minnesota  55101-4901

Thomas A. Jermoluk                   Silicon Graphics, Inc.
President and Chief                  2011 North Shoreline Boulevard
Operating Officer, Director          Mountain View, California 94043-1389

C. Richard Kramlich                  Managing General Partner
Director                             New Enterprise Associates
                                     235 Montgomery Street
                                     Suite 1025
                                     San Francisco, California  94194

Edward R. McCracken                  Silicon Graphics, Inc.
Chairman of the Board and            2011 North Shoreline Boulevard
Chief Executive Officer,             Mountain View, California 94043-1389
Director

James A. McDivitt                    Senior Vice President, Government
Director                               Operations and International
                                     Rockwell International Corporation
                                     1745 Jefferson Davis Highway
                                     Suite 1200
                                     Arlington, Virginia  22202

Robert C. Miller                     President and Chief Executive Officer
Director                             NeTpower, Inc.
                                     545 Oakmead Parkway
                                     Sunnyvale, California  94088

                                                              Page 9 of 12 Pages

                                           BUSINESS ADDRESS AND PRINCIPAL
               NAME                          OCCUPATION OR EMPLOYMENT
- ------------------------------       ------------------------------------------

Joseph A. Mollica                    Chairman of the Board and Chief
Director                               Executive Officer
                                     Pharmacopeia, Inc.
                                     201 College Road East
                                     Princeton, New Jersey 08540

Glenn M. Mueller                     General Partner
Director                             Mayfield Fund
                                     2800 Sand Hill Road
                                     Menlo Park, California  94025

Mark W. Perry                        2606 Jackson Street
Vice Chairman of the Board           San Francisco, California  94115

Lucille Shapiro                      The Chair of the Department
Director                               of Developmental Biology
                                     Stanford University School of Medicine
                                     Stanford, California  94305-5427

James G. Treybig                     President & Chief Executive Officer
Director                             Tandem Computers, Inc.
                                     10436 North Tantau Avenue
                                     Cupertino, California  95014

Forest Baskett                       Silicon Graphics, Inc.
Senior Vice President,               2011 North Shoreline Boulevard
Research and Development,            Mountain View, California 94043-1389
and Chief Technical Officer

Kenneth L. Coleman                   Silicon Graphics, Inc.
Senior Vice President,               2011 North Shoreline Boulevard
 Administration                      Mountain View, California 94043-1389

Stephen Goggiano                     Silicon Graphics, Inc.
Senior Vice President/               2011 North Shoreline Boulevard
 Operations                          Mountain View, California  94043-1389

Gary L. Lauer                        Silicon Graphics, Inc.
Senior Vice President,               2011 North Shoreline Boulevard
 North American Field Operations     Mountain View, California 94043-1389

Stanley J. Meresman                  Silicon Graphics, Inc.
Senior Vice President, Finance       2011 North Shoreline Boulevard
 and Chief Financial Officer         Mountain View, California 94043-1389

Michael J. Ramsay                    Silicon Graphics, Inc.
Senior Vice President,               2011 North Shoreline Boulevard
 Visual Systems Group                Mountain View, California 94043-1389

                                                             Page 10 of 12 Pages

                                           BUSINESS ADDRESS AND PRINCIPAL
               NAME                          OCCUPATION OR EMPLOYMENT
- ------------------------------       ------------------------------------------

Wei Yen                              Silicon Graphics, Inc.
Senior Vice President,               2011 North Shoreline Boulevard
 Computer Systems Group              Mountain View, California 94043-1389

William M. Kelly                     Silicon Graphics, Inc.
Vice President, Business             2011 North Shoreline Boulevard
 Development, General                Mountain View, California  94043-1389
 Counsel and Secretary

Dennis P. McBride                    Silicon Graphics, Inc.
Vice President, Controller           2011 North Shoreline Boulevard
                                     Mountain View, California 94043-1389

Thomas J. Oswold                     Silicon Graphics, Inc.
Vice President, Finance              2011 North Shoreline Boulevard
                                     Mountain View, California 94043-1389

Tommy G. Whiteside                   Silicon Graphics, Inc.
Vice President                       2011 North Shoreline Boulevard
President, MIPS                      Mountain View, California  94043-1389
Technologies, Inc.

                                                             Page 11 of 12 Pages


                                INDEX TO EXHIBITS

EXHIBIT                                                            PAGE
- -------                                                            ----

A:   Stock Purchase Agreement dated July 31, 1992 by and between    -
     Silicon Graphics, Inc. and Control Data Systems, Inc.*

B:   Letter agreement dated February 17, 1994 between Silicon       12
     Graphics, Inc. and Control Data Systems, Inc.


- ---------------------
* Incorporated by reference to Schedule 13D dated August 19, 1992 filed by Silicon Graphics, Inc. with the Securities and Exchange Commission.

                                                             Page 12 of 12 Pages



                                                                       EXHIBIT B



                                   February 17, 1994

VIA FEDERAL EXPRESS
- -------------------


Control Data Systems, Inc.
4201 Lexington Avenue North
Arden Hills, MN  55126
Attention:  Corporate Secretary

Ladies and Gentlemen:

We understand that Mark Perry has advised you that he will not stand for re-election as a director of Control Data Systems, Inc. ("CDSI") at CDSI's upcoming annual stockholders' meeting. This letter will confirm our agreement that, effective on the expiration of Mr. Perry's current term as a CDSI director, Silicon Graphics, Inc. ("SGI") will relinquish its right to designate a director of CDSI pursuant to Section 4.3 of the Stock Purchase Agreement between us dated July 31, 1992. Please acknowledge our agreement by countersigning the enclosed copy of this letter and returning it in the envelope provided.

                              SILICON GRAPHICS, INC.



                                   /s/ William M. Kelly
                              ------------------------------------
                              William M. Kelly
                              Vice President, Business Development,
                              General Counsel and Secretary


AGREED AND ACKNOWLEDGED:

CONTROL DATA SYSTEMS, INC.



     /s/ Ralph W. Beha
- -------------------------
Name:  Ralph W. Beha
Title:  General Counsel and Secretary